EXHIBIT 21.1

Subsidiaries of the Registrant

State or Other Jurisdiction of Incorporation or Organization
Medical Dictation Service, Inc.	Maryland
Spryance, Inc.	Delaware
Spryance Private Limited	India
HCR Information Corporation	Ohio
Heartland Asia Limited	Mauritius
Heartland Information and Consultancy Services Private Limited	India

All of the above listed entities are 100% directly or indirectly owned by Transcend Services, Inc.